FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 02, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

São Paulo, February 1, 2007. SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, poultry and pork products, releases today its results for the fourth quarter of 2006 (4Q06). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on figures stated in accordance with the corporate legislation. In this release, all comparisons ate made in relation to the same period in 2005 (4Q05), except where specified otherwise.

“The year of 2006 was an exercise of great challenges for Sadia and represented a relevant evidence of its organizational solidity. The impact caused by bird flu reduced poultry consumption and affected significantly the global activities of this industry. The ban on the imports of Brazilian pork by Russia, the main destination of this product, also affected the company's results, particularly in the first half of the year. Another factor that harmed export revenues was the devaluation of the U.S. dollar, which was of 10.1% in the period.
In spite of this adverse scenario, Sadia reafirmed the force of its brands and once more demonstrated its vigorous capacity to overcome market contingencies. With positive actions during the year, the company managed to reverse the adverse trend already in the second half of 2006, that began late in 2005 with the outbreak of the first focus of the bird flu in Europe.
The company's consolidated sales volume in 2006 totaled 1.9 million tons, representing a growth of 2.1% when compared to the prior year. The sales volume in the domestic market was 12.2% higher, in line with the management’s expectations, with highlight on the processed products segment, which had an increase of 11.7%. Exports volumes were 6.0% below the previous year, due to the drop in world poultry consumption and to the Russian ban on pork imports. The recovery of consumer demand in the international market by the midst of 2006, allowed the Company to end the fourth quarter with sales volumes and U.S. dollars prices in line to those of 2005. The beef segment, focusing on the export market, raised its participation by 120%.
The recovery of world demand allowed Sadia to end the year with a gross operating revenue of R$ 7.9 billion, the second highest in the history of Sadia, though 4.7% lower than that achieved in 2005. Focus on process improvement and an efficient operational risk management played an important role on the Company’s results. EBITDA reached R$ 658 million, with a 9.6% margin which was below the 13.0% expected for the year, due to difficulties faced mainly in the first semester. Sadia intends to work with an EBITDA margin of 12.0% to 13.0% in 2007.
With a firm commitment to growth and focus on its core business and internationalization, Sadia maintained its investments, in spite of the adversities faced. We started constructing a meat processing plant in Kaliningrad, Russia, our first industrial unit abroad. We ended 2006 with investments of R$ 1.1 billion and plans for 2007 foresee investments of R$ 800 million, which will be destined to the Lucas to Rio Verde unit, Russia plant, enlargement of processed products capacity and to modernize manufacturing processes.
In the domestic market, the outlook for 2007 is an increase in consumption as a result of the higher purchasing power of the Brazilian population and a growth of physical sales between 8.0% and 10.0%.
We also believe in the recovery of the external market in 2007. Our growth projections are of 9.0% to 11.0% for the year based on a more positive scenario for the industry, due to the the recovery of poultry demand, which has already started in the second half of 2006, which accounts for 70% of our export revenues.

Data at January 31, 2007
Sadia common (SDIA3)=R$ 7.30/share
Sadia preferred (SDIA4)=R$ 6.82/share
Sadia ADR (SDA) = US$ 32.25
(1 ADR = 10 shares)
Sadia Latibex (XSDI) = € 2.47

Market Values - Bovespa
R$ 4.6 billion
US$ 2.2 billion

Relações com Investidores
Welson Teixeira Junior
Diretor de Relações com Investidores
Tel: 55 11 2113-3197

Christiane Assis
Fone: 55 11 2113-3552
Christiane.assis@sadia.com.br

Silvia Helena Madi Pinheiro
Fone: 55 11 2113-3197
silvia.pinheiro@sadia.com.br

Corina Steindler
Fone: 55 11 2113-3302
Corina.Steindler@sadia.com.br

ri@sadia.com.br
www.sadia.com

Ligia Montagnani
IR Consultant
Tel: 55 11 3897-6405
Ligia.montagnani@firb.com

The poultry quotas agreement signed between Brazil and the European Union late in 2006, in spite of limiting growth, shall improve the conditions for Brazilian exporters to negotiate with EU importers.
Due to new consumption demands for grains, especially corn, destined to produce energy, we understand that the price levels have changed. Due to this fact, we understand that there will be a new level in prices for animal protein on a global basis. A continuous improvement in productivity is an important variable in order to maintain future competitiveness.
Within the scope of corporate governance, in 2007 we will continue to invest in the improvement of corporate management, focusing our efforts to increase productivity and on the development and upskilling of our staff. Recently, we introduced changes that strengthen and renew our executive body and certainly will maintain the company fit and ready to face the challenges of global markets.
Our commitment is towards a sustainable growth and our initiatives value the preservation of the environment, to the quality of our products and to society as a whole. Through the Sadia Sustainability Institute, responsible for the management of the Company’s social and environmental projects, we’ve developed actions to promote the awareness of our employees and other members of the production chain. A good example to illustrate this is the 3S Program – Sadia Sustainable Swineculture, which allows the implementation of biodigestors in farms in order to transform swine manure into biogas and control the emission of pollutant gas into the atmosphere, which is under the Kyoto Protocol.

The year of 2006 was important for Sadia, to confirm that we are prepared to face the most diverse market contingencies and it is with great satisfaction that we present the economic and financial results of a much better company. Our deepest thanks to our employees, customers, investors, partners and suppliers.”

Walter Fontana Filho Chairman of the Board	Gilberto Tomazoni CEO
HIGHLIGHTS – R$ thousand
	2005	2006	2006/ 2005	4Q05	4Q06	4Q06/4Q05	3Q06	4Q06/ 3Q06
Gross Operating Revenue	8,327,999	7,940,480	-4.7%	2,238,633	2,355,536	5.2%	2,054,431	14.7%
Domestic Market	4,251,675	4,482,017	5.4%	1,233,554	1,329,472	7.8%	1,101,243	20.7%
Export Market	4,076,324	3,458,463	-15.2%	1,005,079	1,026,064	2.1%	953,188	7.6%
Net Operating Revenue	7,318,438	6,876,701	-6.0%	1,964,999	2,039,193	3.8%	1,794,687	13.6%
Gross Profit	2,007,376	1,691,484	-15.7%	582,594	587,921	0.9%	452,254	30.0%
Gross Margin	27.4%	24.6%		29.6%	28.8%		25.2%
EBIT	640,834	343,756	-46.4%	188,320	232,899	23.7%	86,992	167.7%
EBIT Margin	8.8%	5.0%		9.6%	11.4%		4.8%
Net Income	657,339	376,588	-42.7%	234,372	222,940	-4.9%	69,112	222.6%
Net Margin	9.0%	5.5%		11.9%	10.9%	0.0%	3.9%	0.0%
EBITDA	895,527	658,437	-26.5%	278,887	342,860	22.9%	164,801	108.0%
EBITDA Margin	12.2%	9.6%		14.2%	16.8%		9.2%
Exports / Gross Revenue	48.9%	43.6%		44.9%	43.6%		46.4%
Net Debt to Equity	18.8%	53.6%		18.8%	53.6%		53.1%
Net Debt to EBITDA*	0.5	2.0		0.5	2.0		2.1
1EBITDA increased by R$75.7 million (recognition of COFINS tax credit in the 4Q06)
[2]12 last months

GROSS OPERATING REVENUE – R$ million

Sadia’s management capacity and the greater volumes sold let the company reach R$ 7.9 billion of gross operating revenues, second largest in the company’s history, although 4.7% less than the one achieved in 2005. Physical sales were of 1.9 million tons, with a growth of 2.1% when compared to 2005.

	2005	2006	2006/ 2005	4Q05	4Q06	4Q06/ 4Q05	3Q06	4Q06/ 3Q06
Tons	1,853,804	1,892,585	2.1%	484,834	505,783	4.3%	491,225	3.0%
Processed Products	738,655	799,556	8.2%	193,155	217,481	12.6%	205,001	6.1%
Poultry	950,813	917,964	-3.5%	251,416	231,356	-8.0%	237,236	-2.5%
Pork	140,152	122,404	-12.7%	30,968	40,494	30.8%	34,564	17.2%
Beef	24,184	52,661	117.8%	9,295	16,452	77.0%	14,424	14.1%

R$ thousand	8,327,999	7,940,480	-4.7%	2,238,633	2,355,536	5.2%	2,054,431	14.7%
Processed Products	3,701,371	3,879,790	4.8%	994,712	1,097,838	10.4%	970,585	13.1%
Poultry	3,449,654	2,898,082	-16.0%	954,692	864,845	-9.4%	782,037	10.6%
Pork	740,746	530,731	-28.4%	152,963	188,389	23.2%	149,995	25.6%
Beef	135,767	298,768	120.1%	51,646	99,006	91.7%	83,128	19.1%
Others	300,461	333,109	10.9%	84,620	105,458	24.6%	68,686	53.5%
2006/2005

The performance of the industry in 2006 was marked by the reduction of poultry consumption worldwide due to the uncertainties caused by the bird flu, by the Russian embargo on the Brazilian pork imports and by the appreciation of the Brazilian real in relation to the U.S. dollar.
Those factors caused a drop in the export market sales of poultry and pork and the consequent reduction in the average price of exports in Brazilian reais of 12.9% in poultry and 17.5% in pork, respectively.

With the reduction in shipments, particularly of poultry and pork, the Company – the largest Brazilian exporter of those proteins – also redirected its production and distribution to the domestic market, and this resulted in a reduction of 12.7% in the average price of pork and a fall of 11.9% in the average price of poultry in this market between 2005 and 2006. Nonetheless, the significant sales volume ensured revenue growth in the domestic market.

The segment of processed products was the highlight of total sales. Both sales volumes and revenue recorded a firm growth. The performance of this segment reflects the Company's efforts to capture a greater number of consumers with its higher value-added products. In total physical sales, the share of processed products rose from 39.9% in 2005 to 42.3% in 2006. The participation of this segment in total revenues grew from 44.4% to 48.9%.

The beef segment, which Sadia resumed its production late in 2005, grew expressively and its share increased as much in total revenues as in total volumes sold. The physical sales of beef rose 117.8% in 2006 in relation to the prior year, while revenues from this segment increased 120.1% in the same period. The share of beef in total sales volume grew from 1.3% to 2.8%, while the share of this segment in the revenues increased from 1.6% in 2005 to 3.8% in the past year.

4Q05/4Q06

4Q06 was marked by the recovery in demand and mainly in the prices of segments where Sadia does business. Total volumes sold grew 4.3% when compared to 4Q05, from 484.8 thousand tons to 505.8 thousand tons on 4Q06. With stable average prices, total gross operating revenues rose 5.2% reaching R$2.4 billion. Highlights on growth in both revenue and volumes were the processed products and the beef segments.
The processed products segment registered revenues 10.5% higher in 4Q06 when compared to the same period in 2005, of R$ 1.1 billion, while volumes sold grew 12.6%, to 217.5 thousand tons.
The beef segment grew 77.0% in volumes and 91.8% in revenues in the 4Q06 when compared to 4Q05.

GROSS OPERATING REVENUE BREAKDOWN

Tons	2005	2006	2006/ 2005	4Q05	4Q06	4Q06/ 4Q05	3Q06	4Q06/ 3Q06
Domestic Market	827,915	928,626	12.2%	229,141	245,523	7.1%	236,735	3.7%
Processed Products	647,062	723,086	11.7%	171,396	198,696	15.9%	186,179	6.7%
Poultry	142,177	155,485	9.4%	47,129	33,535	-28.8%	37,262	-10.0%
Pork	34,334	41,022	19.5%	8,679	11,224	29.3%	11,080	1.3%
Beef	4,342	9,033	108.0%	1,937	2,068	6.8%	2,214	-6.6%
Export Market	1,025,889	963,959	-6.0%	255,693	260,260	1.8%	254,490	2.3%
Processed Products	91,593	76,470	-16.5%	21,759	18,785	-13.7%	18,822	-0.2%
Poultry	808,636	762,479	-5.7%	204,287	197,821	-3.2%	199,974	-1.1%
Pork	105,818	81,382	-23.1%	22,289	29,270	31.3%	23,484	24.6%
Beef	19,842	43,628	119.9%	7,358	14,384	95.5%	12,210	17.8%
Total	1,853,804	1,892,585	2.1%	484,834	505,783	4.3%	491,225	3.0%

R$ thousand	2005	2006	2006/ 2005	4Q05	4Q06	4Q06/ 4Q05	3Q06	4Q06/ 3Q06
Domestic Market	4,251,675	4,482,017	5.4%	1,233,554	1,329,472	7.8%	1,101,243	20.7%
Processed Products	3,289,118	3,513,522	6.8%	902,933	995,528	10.3%	879,899	13.1%
Poultry	512,082	492,348	-3.9%	205,382	189,904	-7.5%	105,410	80.2%
Pork	148,311	154,499	4.2%	39,128	45,468	16.2%	39,206	16.0%
Beef	25,950	40,594	56.4%	12,373	11,214	-9.4%	8,598	30.4%
Others	276,214	281,054	1.8%	73,738	87,358	18.5%	68,130	28.2%
Export Market	4,076,324	3,458,463	-15.2%	1,005,079	1,026,064	2.1%	953,188	7.6%
Processed Products	412,253	366,268	-11.2%	91,779	102,310	11.5%	90,686	12.8%
Poultry	2,937,572	2,405,734	-18.1%	749,310	674,941	-9.9%	676,627	-0.2%
Pork	592,435	376,232	-36.5%	113,835	142,921	25.6%	110,789	29.0%
Beef	109,817	258,174	135.1%	39,273	87,792	123.5%	74,530	17.8%
Others	24,247	52,055	114.7%	10,882	18,100	66.3%	556	3155.4%
Total	8,327,999	7,940,480	-4.7%	2,238,633	2,355,536	5.2%	2,054,431	14.7%

Domestic Market
2006/2005

The volumes sold in the domestic market in 2006 grew 12.2% when compared to 2005, to 928.6 thousand tons. In terms of revenue, the growth was 5.4% and reached R$ 4.5 billion.

The significant growth in volumes is mostly a reflection of the pulverization of distribution channels, launching of products compatible with consumer’s consumption power and the improvement of the Company’s brand management.

The segment of processed products had a growth of 6.8%, to R$ 3.5 billion, from 2005 to 2006. The volume sold increased 11.7% in the year, from 647.1 thousand tons to 723.1 thousand tons. The share of processed products in revenue rose from 77.4% in 2005 to 78.4% in 2006. The average price of processed products had the lowest drop, mostly due to the effort of selling higher value-added products. Within this segment, all products grew in volume. In terms of revenue, baked and grilled products showed the highest growth.

With the redirection of part of poultry exports to the domestic market, the volumes sold rose 9.4%, to 155.5 thousand tons in 2006. The share of this segment in total revenue from the domestic market dropped one percentage point in relation to 2005, to 11.0%. The performance of the poultry segment recorded a drop in revenue. With a greater offer of birds in the domestic market, the average price of this segment dropped 11.9% and led to a retraction of 3.9% in the segment’s revenue, to R$ 492.3 million.

The pork segment also recorded a growth in volumes sold in the domestic market due to the redirection of exports. Physical sales of pork rose 19.5% in 2006, to 41.0 thousand tons. In spite of the fall of 12.7% in the average price, the growth in the segment’s revenues was of 4.2%. The share of pork in the total volume sold grew from 4.2% in 2005 to 4.4% in 2006. Now the share of this segment in total revenues remained stable, at 3.5%.

Sadia’s beef segment was the one which had the highest growth in volumes in the year. Nonetheless, the large offer of other kinds of meat in the domestic market caused this segment to record the largest retraction in average price. The significant increase in volumes sold, of 108.0%, to 9.0 tons, led to the highest growth in gross operating revenues in the domestic market, of 56.4%, to R$ 40.6 million. The average price dropped 24.9%, from R$ 5.98 in 2005 to R$ 4.49 in 2006.
4Q06/4Q05

The volumes sold in the domestic market increased 7.1% in the 4Q06 in comparison with the 4Q05, to 245.5 thousand tons, while revenues rose 7.8%, to R$ 1.3 billion.

In the processed products segment, the growth continued to be firm both in volumes and in revenue. The volumes sold increased 15.9% in the 4Q06 when compared to the same period in 2005, to 198.7 thousand tons, while revenues rose 10.3%, to R$ 995.5 billion. The average price fell 4.9%. The share of this segment in the total volume sold grew from 74.8% in the 4Q05 to 80.9% in the 4Q06; in revenues, it rose from 73.2% to 74.9%.

The poultry segment was the only one which suffered a retraction in volumes sold as compared to 4Q06 and 4Q05, dropping 28.8%, to 33.5 thousand tons. This was caused by the reduction in the offer of whole birds in the domestic market as those birds were redirected as poultry cuts to serve the recovery of demand in the export market. The average price increased 29.8% in comparison with the same period in 2005 and the drop in revenues was 7.5%. The revenues from this segment totaled R$ 189.9 million. The share of this segment in the total sales volume dropped from 20.6% in the 4Q05 to 13.7% in the 4Q06.

The pork segment had the largest growth both in volumes and in revenues in the 4Q06 in comparison with the same period of 2005. Physical sales of pork grew 29.3%, to 11.2 thousand tons, while revenues from this segment increased 16.2%, to R$ 45.5 million. Nonetheless, the average price of pork dropped 10.2%, due to the larger domestic offer of this meat, as a consequence of the Russian embargo.

The volume of beef sold was 6.8% higher than that of the 4Q05, but revenues fell 9.4%. Average prices of beef fell 15.2% in relation to the 4Q05.

GROSS OPERATING REVENUE BREAKDOWN – DOMESTIC MARKET

Average Prices – R$/KG – DOMESTIC MARKET

Export Market
2006/2005

Sales to the export market fell from 2005 to 2006 in terms of volumes and revenues. Shipments totaled 963.9 thousand tons, representing a fall of 6.0%, and generated R$ 3.4 billion in revenues – a retraction of 15.2% in relation to 2005.

The Company's main export segment is poultry, which accounts for 69.6% of total revenues – it recorded a decrease of 5.7% in volume, with 762.5 thousand tons shipped, and 18.1% in revenues, to R$ 2.4 billion. Weaker demand for poultry meat in the international market caused a retraction of 12.9% in the average price in reais of the segment, which represents a decrease of 2.5% in U.S. dollar terms.

Russia, Sadia’s major pork export destination, after over a year still hasn’t resumed purchasing products from all the states which Sadia has pork operating units. The segment recorded a retraction in physical sales, from 23.1% in the year, to 81.4 thousand tons. With lower demand from Brazil’s main buyer of pork, the average price of pork shipped had a higher retraction in the period, of 17.5% (6.7% in U.S. dollars). This resulted in a drop of 36.5% in this segment’s revenue, to R$ 376.2 million.

The volume of processed products exported totaled 76.5 thousand tons, representing a fall of 16.5% in relation to 2005, while the revenue from this segment recorded a lower fall - of 11.2%, to R$ 366.3 million, reflecting an increase in average price in reais of this segment, which grew 6.4% (17.15% in U.S. dollars) in relation to 2005. This was mostly due to the increase in the sales of higher value-added products such as baked, grilled and breaded poultry products and the reduction in bologna sales to Venezuela.

The beef segment grew 135.1% in revenue, to R$ 258.2 million, and 119.9% in volumes, to 43.6 thousand tons. The average price of shipped beef in Brazilian reais had an increase of 7.1% (17.9% in U.S. dollars).

4Q06/4Q05

In relation to the 4Q05, volumes exported showed an increase of 1.8%, from 255.7 thousand tons in the 4Q05 to 260.3 thousand tons in the 4Q06, generating revenue of R$ 1.0 billion – an amount 2.1% higher that that of 4Q05. Average price in Brazilian reais dropped 0.5% in the period and, if we consider the devaluation of the U.S. dollar in the period of 5.2%, we will actually have a price increase in U.S. dollars of almost 4.7%.

In the 4Q06, the poultry segment recorded a fall of 9.9% in revenue and of 3.2% in volumes, with an average price in Brazilian reais 7.1% lower in relation to the same period in 2005, representing a fall in the average price in U.S. dollars of 1.8%.

Now, the pork segment grew both in volumes and in revenue. Pork exports increased 31.3% in relation to the 4Q05, when the Russian embargo begun, to 29.3 thousand tons, generating revenue of R$ 142.9 million in the 4Q06. Now, the average price in Brazilian reais dropped 4.5% in the same period, representing an increase of 0.7% in U.S. dollars.

The segment of processed products recorded a growth of 11.5% in revenue in relation to the 4Q05, in spite of the fall of 13.7% in shipped volumes. This movement also reflects the recovery of prices in Brazilian reais of this segment by 29.1%, representing an expressive increase of 35.8% in U.S. dollars and shows a change of the mix of this segment, to comprise more chicken processed products and higher value-added products, following the company's strategy to focus on selling these products.

The share of the beef segment increased substantially in the total volumes sold between the 4Q05, when Sadia returned to this market, and the 4Q06. Volumes sold grew 95.5%, while revenue increased by 123.5%. The average price increased 14.2% in the period in Brazilian reais (20.0% in U.S. dollars).

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICES – R$/KG – EXPORT MARKET

EXPORTS BY REGION

OPERATING RESULTS

Net revenues in the twelve months of 2006 reached R$ 6,876.7 million, 6.0% lower than 2005 results. This performance reflects mostly the restriction to worldwide trade of poultry due to the bird flu, the ban on pork imports by Russia and the appreciation of the Brazilian real in relation of the U.S. dollar, of 10.1%. The net revenue earned in the 4Q06, of R$ 2,039.2 million, grew 3.8% over 4Q05, as a result of the recovery in demand and prices, as much in the domestic market as in the international market.

The cost per ton sold in 2006 fell 4.4% in relation to the year of 2005. The gross margin of 24.6% in 2006 was lower than that obtained in 2005, of 27.4%, mostly due to weak volumes and prices in the export market in thefirst half of this year. Their recovery along the second half of the year contributed to a margin of 28.8% in the 4Q06.

Gross Margin

The operating expenses – expenses with sales, general and administrative and other – amounting to R$ 1,347.7 million in 2006 were very close to the 2005 amount, with a decline of 1.4%. Operating expenses over net revenue ratio reached 19.6%, a percentage higher than the 18.7% of 2005 due to lesser revenues in 2006.

In the 4Q06, the operating expenses totaled R$ 355.0 million and corresponded to a margin of 17.4%, lower than that of the 4Q05, when the margin was 20.1%.

The selling expenses margin reached 18.3% in 4Q06, when compared to 17.0% in the 4Q05.

General and administrative expenses in relation to net revenue were stable at 1.0%.

On October 26th, 2006, the Company won the COFINS lawsuit declaring the unconstitutionality of Law 9718/98, which amended the calculation basis of PIS and COFINS. With this, Sadia acknowledged a tax credit of R$75.7 million (net from legal fees).

Operating profit before financial expenses and equity pickup (EBIT) in 2006 lost 3.8 percentage points on its margin in relation to that achieved in 2005. Nonetheless, in a comparison of the performance in the 4Q06 against that of 4Q05, there is a gain of 1.8 percentage point in the margin.

The EBITDA (earnings before Interest, Taxes, Depreciation and Amortization) in 2006 totaled R$ 658.4 million and the EBITDA margin on net revenue, of 9.6%, was lower than the 12.2% of 2005. In the 4Q06, the EBITDA was of R$ 342.9 million and the EBITDA margin on net revenue was 16.8%, higher by 2.6 percentage points to that reached in the 4Q05.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	2005	2006	4Q05	4Q06 ¹
EBIT	640,834	343,756	188,320	232,899
(+)DEPRECIATION/AMORTIZATION	194,659	266,332	53,628	73,456
(+)EMPLOYEE PROFIT SHARING	60,034	48,349	36,939	36,505
EBITDA	895,527	658,437	278,887	342,860
EBITDA MARGIN	12.2%	9.6%	14.2%	16.8%
1EBITDA increased by R$75.7 million (recognition of COFINS lang=EN-US tax credit in the 4Q06)

FINANCIAL RESULTS AND EQUITY PICKUP

Sadia’s financial result should be analyzed along with equity pickup due to management and risk policies which aim to protect the assets and liabilities in a consolidated way. The net financial result with equity pickup was R$ 76.7 million in 2006, while in 2005 it was of R$ 83.6 million.

Net financial result was positive in R$59.9 million in 2006, while in 2005 it reached R$ 236.0 million. The lower financial assets throughout 2006 when compared to 2005, due to a higher net debt, had an impact on the financial result, which also continued to be influenced by the results of the hedges of the Company, according to its financial policy.

Equity pickup was R$ 16.8 million positive in 2006 and in 2005 was R$ 152.4 million negative, reflecting the exchange rate variation in the offshore companies’ net worth, for the respective period.

In December 2006, Sadia begun to account for its operational exchange rate hedges at the revenues line, totaling R$ 568 thousand in December.

Net Financial Debt - R$ Million

	Dec 05%		Dec 06%
Short Term	1,395.4	45%	1,217.0	31%
Local Currency	601.8	43%	321.9	26%
Foreign Currency	793.6	57%	895.0	74%
Long Term	1,714.5	55%	2,677.5	69%
Local Currency	426.2	25%	765.7	29%
Foreign Currency	1,288.3	75%	1,911.9	71%
Total Debt	3,109.9	100%	3,894.5	100%
Financial Investments	2,692.0	100%	2,577.0	100%
Local Currency	894.4	33%	589.8	23%
Foreign Currency	1,797.5	67%	1,987.2	77%
Net Financial Indebtedness	417.9	100%	1,317.5	100%
Local Currency	133.6	32%	497.9	38%
Foreign Currency	284.4	68%	819.7	62%
Net Debt to Equity	18.8%		53.6%
Net Debt to EBITDA*	0.5		2.0
* 12 last months

At the closing of 2006, Sadia´s net financial debt totaled R$ 1,317.5 million, an amount superior to the R$ 417.9 million at the closing of the 2005. The ratio of the net debt to shareholders equity ended the year at the ratio of 53.6%, against 18.8% at the end of 2006, and it should fall within the limits established by the Board of Directors already for 2007.

Net Debt To Equity	Net Debt To Ebitda*

Net Income

Net income reached R$ 222.9 million in the 4Q06, 4.9% lower than the results of the corresponding period in 2005, with a net margin of 10.9%, denoting a strong recovery in the quarter. Year-to-date net income was R$376.6 million in the year, 42.7% lower than the 2005 results.

Capital Expenditures

Capital Expenditures R$ million

In spite of the adversities faced in 2006, Sadia realized investments of R$1.1 billion during the period. This amount is 53.8% higher than that realized in 2005. With this, the Company shows that it is more competitive and better prepared to face market challenges going ahead.

From the total amount invested in 2006, R$ 367.6 million (35%) were destined to the poultry segment, R$ 302.6 million (29%) to the segment of processed products, R$ 143.0 million (14%) to pork, R$ 7.8 million (1%) to the beef. The other R$ 234.3 million (22%) were directed mostly to the following projects: R$ 85.0 million for the expansion of Jundiaí Distribution Center and for the new Uberlândia Distribution Center; R$ 13.0 million in Russia, the first Sadia industrial unit abroad; and the second plant of margarine and vegetable creams inaugurated in July 2006, in Uberlândia, which consumed R$ 60.0 million.

The investments made in 2006 exceeded initial estimates, particularly due to the need to adapt some of the poultry production lines. The goal was to expand the preparation of baked and cooked products and thus increase the portfolio of Sadia products in the market, maintaining the company's competitiveness in the international market and reducing the risk of its operations in case bird flu hits Brazil.

OUTLOOK

The investments estimated for 2007 total R$ 800 million, with an additional R$150 million to be invested in breeding stock. Sadia's goal is to expand its production capacity in the existing facilities and to build new plants, while focusing on its core business.

The most significant investment, of about R$1.5 billion in the period from 2006 to 2009, is destined to the agroindustrial complex of Lucas do Rio Verde, in Mato Grosso. An amount of R$440 million is destined for 2007. This project contemplates the construction of a new poultry slaughtering unit and one swine slaughtering and processing unit. The works started in the second half of 2006 and the plant startup is scheduled for the second half of 2007. Out of the total estimated amount, R$ 800 million shall come from the company's and the remaining R$700 million shall come from the group of 132 integrated farmers. They will be financed by the National Economic and Social Development Bank (BNDES) to build the aviaries and poultry farms that will feed the agroindustrial complex. This venture is expected to create eight thousand direct and 24 thousand indirect jobs.

The works for the expansion of the Uberlândia unit, which will become one of the most modern units among the 13 operated by the group in Brazil, are at the final stage and should be completed in 2007. The investment in this project totals R$ 400 million, distributed during the years of 2004/2007.

A portion of the resources contemplated for 2007 will be used to expand the Brasília unit, to modernize the Concórdia and Chapecó (SC) units and to improve internal technological processes. Another portion will be allocated aiming to increase its beef slaughtering capacity, currently around one thousand animals per day, to two thousand heads per day by the end of 2007.

The investment in the Russia plant comprises a meat processing unit, developed in partnership with a Sadia distributor in that country. This is an investment of US$ 70 million already approved in October 2006 and has already consumed R$ 13 million and will consume another R$ 60 million in 2007. The works of this unit begun late in 2006 and startup is scheduled for the second half of 2007. The Russian market, which has become increasingly western, is compatible with Sadia´s business strategy abroad. For instance, the company has already closed a pre-agreement to supply processed poultry to the McDonald's fast food chain in that country.

Sadia’s projections for 2007 include a 9.0% to 11.0% growth in total physical sales, in comparison with the prior year, with an EBITDA margin of 12.0% to 13.0%. It is expected that the company will resume the growth trend shown in recent years, with successive production and profitability records, making use of new business opportunities both in the domestic and in the export markets.

This forecast is based on the Company's increased industrial capacity, on the operational adjustments that have been introduced along the last years, on the investment in the modernization of its units, on the attention to the development and growth of its employees and also on the expectations of a better export scenario for this industry.

About 50% of Sadia’s sales are directed towards the domestic market and the forecast for 2007 indicates an increase in volumes sold between 8.0% and 10.0%, driven mostly by the increase in the income of the Brazilian population.

In the export market, the Company believes in the recovery of poultry and pork exports, in spite of the partial ban imposed by Russia to the Brazilian pork products – its borders are open for the production from the states of São Paulo, Mato Grosso and Rio Grande do Sul. The increasing global demand for poultry, observed since late 2006, will also reflect in the volume of business in the external market, particularly in Europe. The growth in the external volume for 2007 is estimated to be between 10.0% and 12.0%.

Another market with great potential for Sadia is the Middle East. In the lookout for new opportunities, the Company was the first Brazilian food company to enter in the Egyptian market. Due to the focus of bird flu in its territory, the Egyptian government closed poultry farms and slaughterhouses and was obliged to increase its imports shares of this product. Sadia also plans to expand its poultry sales to Iran, Lebanon and Jordan; destinations in development by the Company.

The bilateral agreement signed between Brazil and the European Union in October 2006 also contributes to the perspective of a more favorable export scenario in 2007. Brazil managed to maintain a quota of 336 thousand tons to export chicken meat and processed turkey to the European market.

CAPITAL MARKETS

São Paulo Stock Exchange - BOVESPA

The Company's preferred shares are part of the theoretical portfolio of São Paulo Stock Exchange’s Index, IBOVESPA. This portfolio lists 56 companies and for the four-month period of September-December/06, the relative weight of Sadia in the index increased to 1.336%.

Sadia’s preferred shares (SDIA4) had an increase of 8.5% in 2006, while the variation of the Ibovespa in the period was 32.9%.

Financial Volume - Food Sector - Bovespa - 2006

Sadia’s preferred shares were distributed among various categories of Bovespa investors, highlighting the increasing growth in the number of foreign investors.
Breakdown By Investor - Bovespa (December 2006)

New York Stock Exchange - NYSE

Sadia’s Level II ADRs [SDA] appreciated in U.S. dollars in 2006, 16.5%, a performance close to the Dow Jones index, which recorded an appreciation of 15.9% in the same period. The daily volume average grew 83.8%, up to US$ 1,896.6 mil, corresponding to 16.3% of the total volume of stock traded with Sadia’s preferred shares in the 4Q06.

Latibex
Sadia’s preferred shares are listed, since November 15, 2004, on Latibex [XSDI], a market that trades stocks of Latin American companies on the Madrid Stock Exchange. During the 4Q06, the average daily trade volume was € 93.0 thousand, an increase of 100.4% when compared with the average volume recorded in the 4Q05, which was € 46.4 thousand. In the last 12 months, the shares appreciated by 9.8%.

MARKET DATA - BOVESPA	4Q05	4Q06	4Q06/4Q05
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	467,853	498,287
Closing Price - R$/share SDIA3 (¹)	6.50	7.45	14.6%
Closing Price - R$/share SDIA4 (¹)	6.60	7.16	8.5%
Mkt. Capitalization - R$ millions (¹)	4,507.8	4,890.3	8.5%
Volume of Shares Traded - thousand	171,408	107,608	-37.2%
Daily Average Volume of Shares Traded - thousand	2,810	1,824
Financial Volume Traded - R$ million	1,004.2	712.9	-29.0%
Daily Average Financial Volume Traded - R$ million	16.5	12.1

MARKET DATA - NYSE	4Q05	4Q06	4Q06/4Q05
Total Outstanting ADR´s - thousands	1,863.1	6,949.7	273.0%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	29.20	34.09	16.7%
Mkt. Capitalization - US$ millions(¹)	54.4	236.9	335.5%
Volume of Shares Traded	2,491,300	3,889,600	56.1%
Daily Average Volume of Shares Traded	39,544	61,740
Financial Volume Traded - US$ thousand	65,025	119,485	83.8%
Daily Average Financial Volume Traded - US$ thousand	1,032.1	1,896.6
(¹) At the end of the period
Souces: Sadia, Bovespa and NYSE

Highlights

TENDANCES AND INNOVATIONS TRENDS 2006
Sadia ranked first in the Tendances and Innovations Trends 2006 award given during the SIAL, the largest food industry fair worldwide. With the participation of companies from over 40 countries, this contest evaluates product characteristics, taking into account how it is prepared, the degree of difficulty, presentation, flavor and aroma – basically, the same criteria used to analyze packaging, which is also evaluated by the judges. Sadia competed with four products of the Vita Light line (Ingredient Tendency category), the Hot Pocket line (Packaging) and the Sausage Nuggets (Innovation). This was the second year in which the company participated in this award and the first year that all of its products were rewarded.

TOP OF MIND – HUMAN RESOURSES PROVIDERS
For the second year in a row, Sadia is the Company most likely to be remembered by Human Resources professionals in the "Top Of Mind – Human Resources Providers" award. This election involves approximately 12 thousand Human Resources professionals, including vice presidents, directors, managers and supervisors of companies of the most varied sizes and industries. They elect the five most cited companies by category and such companies will be included in the ranking of the Top 5.

TOP ONE SUPPLIER
Sadia is the company that sells the highest product volumes to supermarkets, as announced by a Brand Awareness Survey conducted by Supermercado Moderno. This survey has been carried out for 34 years with the participation of 1,740 supermarkets from all over Brazil and it ranks, by order of importance, the three best selling brands in each category.

2006 AUTOMATION AWARD
This survey, conducted by GS1 Brazil (the new Ean Brazil trademark), indicated Sadia as the best company in the industry, in 2006. This year it considered brand, product and service excellence from the consumer viewpoint. Sadia competed in Food/Snack category.

2006 MARKETING BEST AWARD
The case “Presunto só o melhor. Só Sadia” ranked first in the Marketing Best award, which rewards the best companies in planning and implementation of marketing strategies. It is organized by Editora Referência, Escola de Administração de Empresas de São Paulo (FGV) and MadiaMundoMarketing.

14th "EXPRESSÃO DE ECOLOGIA" AWARD
The 3S (Sadia Sustainable Swineculture) won first place in the Expressão de Ecologia (Ecology Expression) Award, in the Social and Environmental Technologies – Private Companies category. This project will be published in the Ecology Expression Yearbook, which addresses and promotes worthy initiatives in the environmental area. This award evaluates the program objective, implementation, investments, the benefited community and coherency with the company's business.

9th FISA AWARDS – THE MOST INNOVATIVE FOOD PRODUCT
The organizing committee of Food Ingredients South America (Fisa), one of the largest fairs in the food research and development area of South America, selected Sadia, out of five finalists, to be the recipient of the "The Most Innovative Food Product" award. The company won the contest in 2005, with its Hot Pocket. This award is granted on an annual basis and it evaluates the product, the packaging and the technology of the production process. The criteria include innovation and technical originality, benefits to the end consumer and manufacturing technology. In the next stage, the finalists will have to make a verbal presentation of their products (technical defense) to the judging committee.

10th BRAZIL ENVIRONMENT AWARD
The environmental project implemented by Sadia at Lucas do Rio Verde (MT) ranked first in the Brazil Environment Award, municipal highlight category. This award, a partnership between the newspaper Gazeta Mercantil and the magazine Forbes Brazil, is a recognition of the best companies in environmental conservation and furtherance of a sustainable country.

ATTACHMENT I
INCOME STATEMENT - CONSOLIDATED
													(R$ thousand)
	2005		2006		2006/ 2005	4Q05		4Q06		4Q06/ 4Q05	3Q06		4Q06/ 3Q06
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%	R$ '000%		%
Gross Operating Revenue	8,327,999	113.8%	7,940,480	115.5%	-4.7%	2,238,633	113.9%	2,355,536	115.5%	5.2%	2,054,431	114.5%	14.7%
Domestic Market	4,251,675	58.1%	4,482,017	65.2%	5.4%	1,233,554	62.8%	1,329,472	65.2%	7.8%	1,101,243	61.4%	20.7%
Export Market	4,076,324	55.7%	3,458,463	50.3%	-15.2%	1,005,079	51.1%	1,026,064	50.3%	2.1%	953,188	53.1%	7.6%
(-) Sales Tax and Services Rendered	(1,009,561)	-13.8%	(1,063,779)	-15.5%	5.4%	(273,634)	-13.9%	(316,343)	-15.5%	15.6%	(259,744)	-14.5%	21.8%
Net Operating Revenue	7,318,438	100.0%	6,876,701	100.0%	-6.0%	1,964,999	100.0%	2,039,193	100.0%	3.8%	1,794,687	100.0%	13.6%
Cost of Goods Sold and Services Rendered	(5,311,062)	-72.6%	(5,185,217)	-75.4%	-2.4%	(1,382,405)	-70.4%	(1,451,272)	-71.2%	5.0%	(1,342,433)	-74.8%	8.1%
Gross Profit	2,007,376	27.4%	1,691,484	24.6%	-15.7%	582,594	29.6%	587,921	28.8%	0.9%	452,254	25.2%	30.0%
Selling Expenses	(1,234,138)	-16.9%	(1,286,994)	-18.7%	4.3%	(333,820)	-17.0%	(372,204)	-18.3%	11.5%	(334,180)	-18.6%	11.4%
Management Compensation	(13,714)	-0.2%	(14,011)	-0.2%	2.2%	(4,191)	-0.2%	(4,413)	-0.2%	5.3%	(3,243)	-0.2%	36.1%
Administrative Expenses	(52,013)	-0.7%	(57,251)	-0.8%	10.1%	(12,663)	-0.6%	(16,312)	-0.8%	28.8%	(12,206)	-0.7%	33.6%
Employees Profit Sharing	(60,034)	-0.8%	(48,349)	-0.7%	-19.5%	(36,939)	-1.9%	(36,505)	-1.8%	-1.2%	(7,409)	-0.4%	392.7%
Others Operating Results	(6,643)	-0.1%	58,877	0.9%	-986.3%	(6,661)	-0.3%	74,412	3.6%	-1217.1%	(8,224)	-0.5%	-1004.8%
Earnings Before Interest and Taxes	640,834	8.8%	343,756	5.0%	-46.4%	188,320	9.6%	232,899	11.4%	23.7%	86,992	4.8%	167.7%
Financial Result, Net	235,973	3.2%	59,871	0.9%	74.6%	(15,389)	-0.8%	12,896	0.6%	183.8%	(461)	0.0%	-2897.4%
Gain (loss) from investments in subsidiaries	(152,399)	-2.1%	16,810	0.2%	-111.0%	36,055	1.8%	23,062	1.1%	-36.0%	(3,222)	-0.2%	-815.8%
Operating Profit	724,408	9.9%	420,437	6.1%	-42.0%	208,986	10.6%	268,857	13.2%	28.6%	83,309	4.6%	222.7%
Nonoperating Income (expense)	4,612	0.1%	(5,783)	-0.1%	-225.4%	(669)	0.0%	(403)	0.0%	-39.8%	(1,500)	-0.1%	-73.1%
Income Before Taxes	729,020	10.0%	414,654	6.0%	-43.1%	208,317	10.6%	268,454	13.2%	28.9%	81,809	4.6%	228.1%
Income Tax and Social Contribution	(72,900)	-1.0%	(39,172)	-0.6%	46.3%	25,936	1.3%	(45,806)	-2.2%	276.6%	(12,912)	-0.7%	254.8%
Net Income before Minority Interest	656,120	9.0%	375,482	5.5%	-42.8%	234,253	11.9%	222,648	10.9%	-5.0%	68,897	3.8%	223.2%
Minority Interest	(1,219)	0.0%	(1,106)	0.0%	9.3%	(119)	0.0%	(292)	0.0%	-145.4%	(215)	0.0%	35.8%
Net Income	657,339	9.0%	376,588	5.5%	-42.7%	234,372	11.9%	222,940	10.9%	-4.9%	69,112	3.9%	222.6%
EBITDA	895,527	12.2%	658,437	9.6%	-26.5%	278,887	14.2%	342,860	16.8%	22.9%	164,801	9.2%	108.0%

ATTACHMENT II
BALANCE SHEET - CONSOLIDATED
		R$ Thousand
	September 2006	December 2006
ASSETS
Current Assets	4,311,992	4,666,649
Cash and Cash Equivalents	128,824	234,069
Trade Accounts Receivable	472,575	678,598
Recoverable Taxes	155,550	169,347
Inventories	1,174,028	1,084,454
Marketable Securities	2,231,348	2,213,763
Other Credits	149,667	286,418
Non-Current Assets	2,826,893	2,909,702
Long Term Assets	508,137	520,676
Marketable Securities	125,306	129,127
Other Credits	382,831	391,549
Permanent	2,318,756	2,389,026
Investments	60,403	55,588
Property, Plant and Equipment	2,133,749	2,199,399
Deferred Charges	124,604	134,039
Total Assets	7,138,885	7,576,351
LIABILITIES
Current Liabilities	1,843,200	2,202,245
Loans and Financing	991,854	1,216,955
Suppliers	502,343	503,285
Salaries and Social ChargesPayable	155,220	158,209
Taxes Payable	30,097	63,349
Dividends	1,006	59,420
Operating Liabilities	162,680	201,027
Non-Current Assets - Long Term Liabilities	2,967,109	2,914,784
Loans and Financing	2,729,878	2,677,542
Operating Liabilities	237,231	237,242
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	1,279	964
Shareholder's Equity	2,327,297	2,458,358
Paid - Up Capital	1,500,000	1,500,000
Income Reserve	827,297	958,358
Total Liabilities and Equity	7,138,885	7,576,351

ATTACHMENT III
CASH FLOW STATEMENT
		R$ Thousand
	DECEMBER 2005	DECEMBER 2006
	656,120	375,482
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	2,875	254
Provisioned interest net of paid	(47,233)	(64,126)
Depreciation, amortization and exhaustion	148,776	240,569
Goodwill amortization from acquistion	16,484	25,763
Result of interest in companies	148,776	(21,037)
Deferred taxes	20,908	28,205
Contingencies	11,612	206
Result of sale or write-off of property, plan & equip.	6,815	8,978
Variations in operating assets and liabilities:
Customer accounts receivable	(160,010)	(168,983)
Inventories	72,181	(91,964)
Taxes recoverable and others	(231,230)	(118,691)
Judicial deposits	159	4,040
Suppliers	8,104	7,527
Taxes and contribns. To withhol, wages to pay, others	44,864	43,763
Net cash generated from operating activities	728,600	269,986
Investiments activities:
Proceeds from sale of property, plant & equip.	3,400	14,967
Acquisition of prop., plan & equip. / deferred assets	(685,992)	(1,055,378)
Paid portion in subsidiary, net of cash	(54,443)	(485)
Financial investments	(2,313,367)	(3,320,118)
Financial investment redemptions	1,818,443	3,167,532
Net cash generated from investment activities	(1,231,959)	(1,193,482)
Financeing activities:
Loans and financing	2,529,773	2,862,349
Payment of financing	(1,845,795)	(1,706,255)
Dividends paid	(129,734)	(169,871)
Purchase of shares in treasury	(10,179)	(22,964)
Net cash generated from financing activities	544,065	961,258
Cash at beginning of fiscal year	155,600	196,306
Cash at end of fiscal year	196,306	234,069
Net addition (deduction) in cash	40,706	37,763